Exhibit 12.1

Ophthotech Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2018	2017	2016	2015	2014	2013

Determination of earnings
Income (loss) before income taxes	$(27,120)	$109,493	$(193,826)	$(122,504)	$(80,296)	$(51,145)
Fixed Charges	152	1,207	1,010	694	322	7,675
Total income (loss)	$(26,968)	$110,700	$(192,816)	$(121,810)	$(79,974)	$(43,470)

Fixed charges:
Interest expense	$—	$—	$—	$—	$—	$1,454
Accretion of preferred stock dividends	—	—	—	—	—	5,891
Accretion of debt issuance costs	—	—	—	—	—	88
Amortization of debt issuance costs	—	—	—	—	—	87
Estimated interest component of rent expense	152	1,207	1,010	694	322	155
Total fixed charges	$152	$1,207	$1,010	$694	$322	$7,675

Ratio of earnings to fixed charges	N/A	91.7	N/A	N/A	N/A	N/A

(Deficiency) excess of earnings to cover fixed charges	$(27,120)	$109,493	$(193,826)	$(122,504)	$(80,296)	$(51,145)